INVESTMENT MANAGERS SERIES TRUST II
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

May 23, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust II –File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Regal Total Return Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 23, 2014, regarding Post-Effective Amendment No. 1 to the Registrant’s Form N-1A registration statement with respect to the Regal Total Return Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 2 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Summary Section

Investment Objectives

1.	Revise the investment objective to state that the Fund’s seeks “total return” in connection with the phrase “Total Return” in Fund name.

Response:  The Registrant has made the requested revision to state that the Fund’s investment objective is to seek “positive total return”.

Fees and Expenses table

2.	Submit the completed fees and expenses table as a correspondence filing via EDGAR prior to the registration statement’s effective date.

Response:  The completed “Fees and expenses” table was filed via EDGAR on May 20, 2014.

3.
Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Please confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement. Also, please file the contractual agreement as an exhibit to the registration statement.

Response: The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date.  The Registrant has included a copy of the Operating Expense Limitation Agreement as an exhibit to the Amendment.

Expense Example

4.	Confirm in the response letter that the expense amounts reflect only the contractual period of the operating expenses limitation agreement.

Response:  The Registrant confirms that the amounts under expense Example reflect only the one year contractual period of the operating expenses limitation agreement.

Principal Investment Strategies

5.	Add disclosure to explain how is writing call options enhance cash flow.

Response:  The Registrant has revised the statement to state that “The Fund may also utilize covered call options on certain securities to enhance cash flow by generating options premiums.”

6.	Please add that the Fund’s investments in fixed income instruments of any maturity and quality may include “junk” bonds and the relevant risks.

Response:  The Registrant has made the requested revision.

Portfolio Managers

7.	Please add a statement that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Item 5(b) of Form N-1A.

Response:  The Registrant has made the requested revision.

More About The Fund’s Investment Objectives, Principal Investment Strategies And Risks

8.
In light of the disclosure regarding portfolio turnover risk that is set forth as a principal risk in the Summary Section, add disclosure to explain the tax consequences to shareholder of increased portfolio turnover and how the tax consequences of, or trading costs associated with the Fund’s portfolio turnover may affect the Fund’s performance.  See Instruction 7 to Item 9(b)(1) of Form N-1A.

Response:  The Registrant has added that “The Fund may engage in frequent and active trading of the Fund’s portfolio securities, which could increase the Fund’s portfolio turnover rate.  Higher portfolio turnover increases the transaction costs the Fund pays and may negatively affect the Fund’s performance.  In addition, the frequent trading of portfolio securities may result in the realization and/or distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies” under this section.

Large Order Net Asset Value Purchase Privilege

9.	Add disclosure describing how the 1% deferred sales loads are imposed and calculated. See Instruction 3 to Item 12(a)1 of Form N-1A.

Response: The Fund has decided not to impose any deferred sales loads accordingly, all references to deferred sales loads have been removed.

STATEMENT OF ADDITIONAL INFORMATION

Swap Agreements

10.	The description starting with the third sentence of the second paragraph under this section appears to be related to options rather than swap agreements. Please review.

Response:  The Registrant has removed the disclosures related to options contracts from the aforementioned paragraph.

Commodities and Commodity Contracts

11.
This section states that the Fund “may purchase or sell precious metals directly” while Item 6 under “Investment Restrictions” section states that the Fund may not purchase or sell commodities.”  Please clarify whether the Fund may invest in commodities directly.

Response: The Fund does not intend to invest in commodities including precious metals directly and accordingly has removed the statement regarding investing purchasing or selling precious metals directly under this section.

Portfolio Managers

12.
Under the compensation paragraph, it states that the portfolio managers “derive a portion of their income according to their shares in the firm’s profits.”  Please clarify if the portfolio managers have other sources of income.

Response:  The Registrant has revised the paragraph to state that “The portfolio managers are equity owners of the firm.  Each participates in the overall profitability of the firm and receives distributions.  The portfolio managers’ compensation arrangements are not determined on the basis of the performance of specific funds or accounts managed.”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer

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